

Mail Stop 3561

August 8, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Sally J. Smith
Chief Executive Officer
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

> **Re: Buffalo Wild Wings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-24742**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Consolidated Statements of Stockholders' Equity, page 36

1. Refer to our previous comment 1. Please confirm to us that you will include this explanation and reconciliation in future filings for clarity. Please also revise the description related to the shares used for withholding taxes to indicate this amount relates to the shares vesting during the current period, and not those granted.

2. Refer to our previous comment 2. Please provide us with a reconciliation of the ($413,000) similar to that provided in your response to our previous comment 1. Further, please add this column to the table requested in our previous comment 1 in your financial statement footnotes. Please provide a draft of your proposed disclosure with your response.

3. As a related matter, please separate your stock based compensation line item into that associated with stock options and that associated with your RSU's, for clarity. We would not object to tabular disclosure in your footnotes leading to the total in your equity rollforward. Please provide a draft of your proposed disclosure in your response.

Notes to Consolidated Financial Statements

Note 1(s) - Earnings Per Common Share, page 41

4. Please expand the description of your policy for earnings per common share to explain how you account for contingently issuable shares with respect to unvested restricted stock units. See paragraphs 30-35 of SFAS 128 for guidance.

Note 6(b) - Restricted Stock, page 48

5. Refer to our previous comment 4. Confirm to us that you will revise your disclosure related to your table on page 48 to clarify this table represents contingently issuable shares.

6. With respect to the table on page 48, we note your assertion that amounts shown represent contingently issuable shares, not actual outstanding shares. However, in your response to our previous comment 1, you stated that restricted stock units are treated as outstanding common stock when they are granted. Therefore, please clarify for what purposes you treat RSUs as outstanding common stock.

Note 7 - Earnings Per Common Share, page 49

7. Please explain to us why the denominators used in your 2006 and 2007 calculations of basic earnings per common share are both less than the number of common shares outstanding at the beginning of each respective year when there were no retirements of common stock during either year. With no retirements, it would be expected that weighted-average shares outstanding for any given year would be an amount that was between the beginning and ending numbers of outstanding shares for such year.

8. Refer to our previous comment 6. We continue to believe that providing additional information would be meaningful. As such, please show the effect of your dilutive securities separately.

9. It is unclear why you exclude restricted stock units from the calculation of fully diluted earnings per common share. Since the effect of including these units would increase the denominator of the calculation, it appears their effect would be dilutive. In this regard, we note your response to our previous comment 1 states that restricted stock units are treated as outstanding common stock when they are granted.

********

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief